FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 20, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: June 20, 2003

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Tamás Dancsecs, Matáv IR
+36 1 457 6084
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

REGULATOR APPROVES MATÁV’S LRIC BASED REFERENCE UNBUNDLING OFFER

BUDAPEST – June 19, 2003 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that the Communications Authority has approved its new, long run incremental cost based reference unbundling offer replacing the earlier, fully allocated cost based reference offer.

As prescribed by the Hungarian Telecommunications Act, as of January 1, 2003, service providers with significant market power have to apply the long run incremental cost (LRIC) calculation in respect of their reference interconnection and local loop unbundling offers. In line with this, Matáv filed a new reference unbundling offer (MARUO) on November 4, 2002.

1. The framework of the offer remains unchanged:

•                  It includes four services: full and partial unbundling of the local loop, internal and external co-location.

•                  Local loop is defined in the offer as a twisted pure copper pair.

2. Changes to the net pricing of the services

•                  The majority of the approved LRIC-based fees changed marginally compared to last year.

•                  Monthly fee for full and partial local loop unbundling increased from HUF 3,177 to HUF 3,544 and from HUF 3,118 to HUF 3,290, respectively.

•                  Unbundling examination cost of a local loop increased from HUF 36,705 to HUF 39,099. The one-off fee for furnishing the unbundling with a 100 loop capacity block amounts to between HUF 93,071 and HUF 364,772. The one-off connection fee of the full or partial unbundling of the loop increased notably to HUF 24,680 and HUF 27,484 respectively.

•                  The related one-off fees for internal and external co-location have been converted into monthly fees amounting to between HUF 39,156 and 384,799, depending on the work that must be undertaken at Matáv’s buildings and sites and the installation of air-conditioning.

The reference unbundling offer complies with the current regulation as confirmed by the Communications Authority. Further modifications to the regulation may result in additional changes.

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.